

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

August 24, 2007

<u>Via U.S. mail and facsimile</u>

Damian O'Hara
President and Director
Northern Minerals Inc.
167 Caulder Drive
Oakville, Ontario
Canada L6J 4T2

> **Re: Northern Minerals Inc.**
> **Registration Statement on Form SB-2**
> **Filed July 25, 2007**
> **File No. 333-144840**

Dear Mr. O'Hara:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please discuss how you intend to ensure the prompt return of the funds, which you promise on the cover page and elsewhere. We note that the funds are being held in a standard bank checking account instead of in an escrow account and that the funds therefore may be subject to creditor claims. We note the suggestion in the

risk factor at page 7 that prompt return may not be possible due to third-party creditor claims or otherwise. We refer you to Exchange Act Rules 10b-9(a) and 15c2-4(b)(1) .

2.   We note your disclosure on page 29 that you "believe [y]our cash balance is sufficient to fund [y]our limited level of operations until August 2007." Please update this statement as it is already August of 2007. We further note your disclosure that "If [you] experience a shortage of funds prior to funding [you] may utilize funds from [y]our directors, who have informally agreed to advance funds to allow [you] to pay for offering costs, filing fees, and professional fees, however they have no formal commitment, arrangement or legal obligation to advance or loan funds to the company." Your first risk factor also indicates that your business will fail if you do not receive funding from this offering. Disclose on the cover page of the prospectus the status of your liquidity, and if true make clear that your business will be terminated in [specify the applicable time period] absent the funds from this offering.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Madison at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions regarding our comments.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Madison
    T. Levenberg

    Via Facsimile:
    Joseph I. Emas
    (305) 531-1274